Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Three Months	Year Ended September 30,
	Ended December 31, 2009	2009	2008	2007	2006	2005
	($ in thousands)
Income (Loss) before income taxes	$163	$(3,198)	$(8,277)	$2,621	$(5,399)	$(15,583)
Fixed charges:
Interest expense	5	25	37	5	6	2
Interest portion of rental expense	41	200	259	314	365	414
Total fixed charges	46	225	296	319	371	416
Earnings	$209	$(2,973)	$(7,981)	$2,940	$(5,028)	$(15,167)

Ratio of earnings to fixed charges (1)	4.54	-	-	9.22	-	-

(1)     The dollar amount of the deficiency in earnings available for fixed charges for a one-to-one ratio for fiscal years ended September 30, 2009, 2008, 2006, and 2005 was $3,198, $8,277, $5,399, and $15,583, respectively.